

Mail Stop 3030

July 2, 2009

<u>Via Facsimile and U.S. Mail</u>

Emeka Chukwu
Chief Financial Officer
Semtech Corporation
200 Flynn Road
Camarillo, California, 93012-8790

> **Re:** **Semtech Corporation**
> **Form 10-K for the fiscal year ended January 25, 2009**
> **File No. 1-6395**

Dear Mr. Chukwu :

We have reviewed your letter dated June 8, 2009 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended January 25, 2009

Note 1. Description of Business and Significant Accounting Policies, page 38

Revenue Recognition, page 39

1.   We note your response to prior comment 4. If you elect to continue to refer to "estimated deferred gross margin," please revise future filings to clearly disclose the nature of the estimates you have made in your cost of sales calculation and that your "estimated deferred gross margin" does not include any adjustment for sales returns. Further, please also revise your disclosure in future filings to disclose that in light of the uncertainties relating to sales returns, upon recognition your revenue and gross margin could differ from that presented on the balance sheet.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief